STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

IN RE:
INTERESTATE POWER and light COMPANY DOCKET NO.

APPLICATION FOR APPROVAL OF
TO AFFILIATED INTEREST CONTRACT


      Interstate Power and Light Company (IPL or "Applicant"), an Iowa Corporation submits this Application pursuant to the Illinois Public Utilities Act (the "Act") for approval of an affiliated interest contract. Applicant is a public utility subject to Section 7-101(3) of the Act. Applicant provides electric and gas utility service to the public in Illinois. The particular affiliated interest contract in question is attached to this Application as
Exhibit 1.1. In support of this Application, Applicant states:

      1. On November 10, 1995, WPL Holdings, Inc. ("Holdings"), a holding company incorporated under the laws of the State of Wisconsin, IES Industries Inc., ("Industries") a holding company incorporated under the laws of the State of Iowa; and Interstate Power Company (IPC), entered into an Agreement and Plan of Merger. After the effective date of the Merger, the name of Holdings was changed to Alliant Energy Corporation ("Alliant Energy")(1).

      2. Under the terms of the Merger Agreement, IPC, IES Utilities Inc., a wholly-owned subsidiary of Industries operating as an electric and gas public utility in Iowa; and WPL, a wholly-owned subsidiary of Holdings operating as an electric and gas public utility in Wisconsin became wholly-owned subsidiaries of

----------
(1) At the close of the merger Alliant Energy Corporation was using the name of Interstate Energy Corporation.


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Alliant Energy. Alliant Energy is a registered Public Utility Holding Company under the Public Utility Holding Company Act of 1935.

      3. On January 2, 2002 IPC merged into IES, which subsequently changed its name to Interstate Power and Light Company. This merger was approved by the Commission's May 23, 2001 Order in Docket No. 00-0261. IPL is an Iowa Corporation operating as a public utility in Illinois pursuant to the Act and as a public utility in Iowa and Minnesota. IPL supplies electric and, gas service in the northwestern section of Illinois.

      4. The Applicant's evidence demonstrated that under the terms of the Alliant Energy Merger, Alliant Energy would be able to consolidate certain corporate and administrative functions of Holdings, IES and IPC, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and information systems. In order to achieve these savings a service company - Alliant Energy Corporate Services, Inc. (AECS) was formed.

      5. On May 9, 1999, in furtherance of reducing other non-labor corporate and administrative, IPC in Docket No. 99-0228 filed for Commission authorization to participate in a money pool ("Utility Money Pool"). In approving that filing in its Order dated September 24, 1999, the Commission found that the purpose of the Utility Money Pool was to function as an inter-company revolving credit facility for the participating utility subsidiaries. AECS administers the Utility Money Pool on an "at cost" basis. Funds will be made available from such


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sources and in such order as AECS, as administrator of the Utility Money Pool, may determine will result in a lower cost of borrowing consistent with the individual borrowing needs and financial standing of the borrowing participant. AECS provides each money pool participant with periodic activity and cash accounting reports. No participant will be required to borrow through the Utility Money Pool if it is determined that it could (and has authority to) affect a borrowing at a lower cost directly from a bank or other financial institution. The use of the Utility Money Pool is beneficial with respect to cost control through borrowing at more favorable rates, either through the Utility Money Pool or a competitive financial institution.

      6. The Applicant seeks, with the Commission's approval, to restate, modify and extend the Current Utility Money Pool. IPL is requesting authorization from the Securities and Exchange Commission (SEC) to issue and sell Short-term Debt in principal amounts which, when added to the principal amounts of any borrowings by IPL under the Utility Money Pool, do not at any time exceed $300 million.

        REASONS FOR PROPOSED CHANGES IN SHORT-TERM BORROWING ARRANGEMENTS
        -----------------------------------------------------------------

      Under the Utility Money Pool, short-term borrowings and/or commercial paper sales by Alliant Energy represent the only source of external funds that is available for borrowings by the Utility Subsidiaries and AECS, and none of the Utility Subsidiaries currently maintains any external credit facilities. Until recently, Alliant Energy's commercial paper was rated A-1 by S&P and P-1 by Moody's. Thus, Alliant Energy's effective cost of funds was equal to or lower than the effective cost of funds that any of the Utility Subsidiaries could have obtained on its own by issuing commercial paper and other forms of short-term


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notes to lenders other than Alliant Energy. Alliant Energy and the Utility
Subsidiaries were also able to realize administrative cost reductions by consolidating all short-term borrowing arrangements at the Alliant Energy level. Recently, however, Alliant Energy's commercial paper was downgraded to A-2 by S&P, and to P-2 by Moody's. Currently, Alliant Energy is not authorized by SEC to issue commercial paper unless it is rated at least A-1 by S&P or at least P-1 by Moody's. Moreover, with the downgrade in its commercial paper rating, Alliant Energy has determined that some or all of the Utility Subsidiaries may have the ability to issue commercial paper or other forms of short-term debt at a lower effective cost than Alliant Energy. Accordingly, IPL intends to issue Short-term Debt directly when such borrowings would have a lower effective cost than borrowings under the Utility Money Pool.

                      DESCRIPTION OF SHORT-TERM BORROWINGS
                      ------------------------------------

      1. IPL proposes to issue and sell from time to time Short-term Debt in the form of commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will have maturities of less than one year from the date of issuance. IPL is seeking authorization from the SEC to issue Short-term Debt and/or incur borrowings under the Utility Money Pool in aggregate principal amounts at any time outstanding not to exceed $300 million.

      2. Commercial paper may be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial


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paper will re-offer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be re-offered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

      3. IPL may also establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper program and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and existing market conditions providing for revolving credit or other loans. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limits on Short-term Debt.

      4. The effective cost of money on all Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less.

                            OPERATION OF MONEY POOLS
                            ------------------------

      1. The Utility Money Pool will be operated and administered in substantially the same manner in which it now is, with the exception that funds made available to the Utility Money Pool from external sources may be derived from external borrowings by Alliant Energy or by any of the other Utility Money Pool participants. Filed herewith as Exhibit 1.1 is a copy of the proposed Amended and Restated Utility Money Pool Agreement, which incorporates this alternative funding option.


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      2. Under the proposed terms of the Amended and Restated Utility Money Pool
Agreement, funds would be available from the following sources for short-term loans to the Utility Money Pool participants (other than Alliant Energy) from time to time: (1) proceeds received by Alliant Energy and/or any of the other Utility Money Pool participants from the issuance of Short-term Debt ("External Funds"), to the extent permitted by applicable laws and regulatory orders, and
(2) surplus funds in the treasuries of any of the Utility Money Pool participants ("Internal Funds"). Funds would be made available from such sources in such order as AECS, as the administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

      3. Each Utility Money Pool participant that is authorized or permitted to borrow from the Utility Money Pool would borrow pro rata from each Utility Money Pool participant that invests funds in the Utility Money Pool in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Utility Money Pool by all participants. On any day when more than one source of funds (i.e., both Internal Funds and External Funds), with different rates of interest, are used to fund loans through the Utility Money Pool, each borrowing participant would borrow pro rata from each such funding source in the same proportion that the amount of funds provided by that funding source bears to the total amount of funds invested in the Utility Money Pool.

      4. The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Alliant Energy or any other Utility Money


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Pool participants that are used to fund loans to the Utility Money Pool would initially be paid by the party maintaining such credit lines and accounts. These costs would be retroactively allocated every month among the Utility Money Pool borrowers in proportion to each such borrower's estimated peak short-term borrowing requirements.

      5. The daily outstanding balance of all loans to the Utility Money Pool participants shall accrue interest as follows: (a) if only Internal Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances shall be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, "Composite," and the monthly average of such Composite, the "Average Composite"), or, if no such Composite was established for that particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established, and (b) if only External Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balance shall be the lending participant's cost for such External Funds or, if more than one participant had made available External Funds at any time during the month, the applicable interest rate shall be a composite rate, equal to the weighted average of the costs incurred by the respective participants for such External Funds. In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month shall be the weighted average of the (i) cost of all Internal Funds contributed by participants, and (ii) the cost of all such External Funds.


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      6. Funds not required by the Utility Money Pool participants to make loans
(with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iv) commercial paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) bankers' acceptances; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted.

      7. Any income earned on investments of surplus funds would be allocated at the end of each calendar month among those Utility Money Pool participants that have invested funds in accordance with the proportion that each participant's average contribution of funds in the Utility Money Pool for the month bears to the total amount of funds invested in the Utility Money Pool for the month.

      8. Each participant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within 365 days of the date of such loan. The borrower without premium or penalty and without prior notice may prepay all loans made through the Utility Money Pool. No loans through the Utility Money Pool would be made to, and Alliant Energy would make no borrowings through the Utility Money Pool.


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                                   CONCLUSION

      For the reasons stated above, the Applicant respectfully requests the Commission to issue an Order approving this Application. The Applicant believes the restatement, modification and extension of the Current Utility Money Pool further benefits its customers as a result of the Alliant Energy Merger as noted by the Commission in its March 24, 1997 Order in Docket No. 96-1022. Specifically, the Applicant requests the Commission to issue an order, pursuant to Section 7-101 of the Act approving the contract with affiliated interests as set forth in this Application. The specific agreement for which Interstate Power and Light Company seeks Commission approval is the Amended and Restated Utility Money Pool Agreement (Exhibit No. 1.1).

                                Respectfully submitted,


                                -------------------------------------
                                Kent M. Ragsdale
                                Managing Attorney
                                200 First Street S.E.
                                P.O. Box 351
                                Cedar Rapids, IA 52406
                                (319) 786-7765
                                (319) 786-4533 (fax)
                                kentragsdale@alliantenergy.com

                                Attorney for Interstate Power and Light Company


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